Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

June 15, 2006

Ms. Laura Hatch

Securities and Exchange Commission

Office of Investment Management

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:  BlackRock Funds N-14 Filings
(File Nos. 333-133761, 333-133762, 333-133763, 333-133764)

Dear Ms. Hatch:

                Thank you for your telephonic comments on May 24, 2006 regarding the four Registration Statements filed with the Securities and Exchange Commission (the “Commission”) on Form N-14 via EDGAR on May 3, 2006 (the “Registration Statements”) pursuant to the General Rules and Regulations of the Commission promulgated under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “General Rules and Regulations”), on behalf of each of the following series of BlackRock Funds: BlackRock Inflation Protected Bond Portfolio, BlackRock Government Income Portfolio, BlackRock High Yield Bond Portfolio and BlackRock Low Duration Bond Portfolio (individually, a “Fund” and collectively, the “Funds”).

                On behalf of the Funds, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments.  Unless otherwise indicated, all comments and responses apply to all of the Funds’ Registration Statements. Where changes were necessary in response to your comments, they are reflected in Pre-Effective Amendment No. 1 to each Fund’s Registration Statement on Form N-14, which will be filed with the Commission pursuant to the General Rules and Regulations via EDGAR on or about June 15, 2006.

Comments to the Combined Prospectus/Proxy Statement included in all Registration Statements (unless specifically noted):

Comment 1

In connection with the proposed reorganizations, if the Funds intend to rely upon Section 15(f) of the Investment Company Act of 1940, as amended, please supplementally disclose that the Funds will comply with the requirements set forth in that section.  If the Funds do not intend to rely upon such section, please submit to the Commission a legal analysis explaining the Funds’ position.

Response 1	To the extent that Section 15(f) is applicable to the proposed reorganizations, the Funds intend to rely upon such section and will comply with the requirements set forth therein.

Comment 2	In the Combined Prospectus/Proxy Statement, please add the names of the portfolio managers who will manage each Fund after the proposed reorganizations takes place.

Response 2	The Funds have added the requested disclosure.

Comment 3

In the “Notice of Special Meeting of Shareholders,” in the last sentence of the last paragraph, please provide a cross reference to the section of the Combined Prospectus/Proxy Statement which describes how a shareholder may revoke his or her proxy at any time prior to the votes being tallied at the Special Meeting.

Response 3	The Funds have added the requested disclosure.

Comment 4

In the fifth paragraph of the beginning section of the Combined Prospectus/Proxy Statement, please revise the format of the disclosure by listing via bullet points those documents which (i) are incorporated by reference only in the Combined Prospectus/Proxy Statement and (ii) those documents which are incorporated by reference and accompany the Combined Prospectus/Proxy Statement.

Response 4	The Funds have revised the disclosure as requested.

Comment 5

Please revise the third bullet point in the fourth paragraph of the section “Summary—Background and Reasons for the Proposed Reorganization” to indicate that the combined fund will have net operating expenses at or below those of the ML Fund after taking into account any contractual or voluntary fee waivers, as the case may be, and make corresponding revisions to the “Question and Answer” section and the “Information About the Reorganization—Reasons for the Reorganization” section.

Response 5	The Funds have revised the disclosure as requested.

Comment 6

The sixth bullet point in the fourth paragraph of the section “Summary—Background and Reasons for the Proposed Reorganization” appears to be incomplete; please complete and make a corresponding revision to the “Information About the Reorganization—Reasons for the Reorganization” section.

Response 6

The sentence immediately preceding the listed bullet points is a lead-in to each bullet point, making the sixth bullet point a complete thought.  Thus, the Funds do not believe that any revision to such bullet point is necessary.  As noted following the list of factors, each Board’s determination to approve each reorganization was based on consideration of the factors taken as a whole.

Comment 7

If the Boards of Directors/Trustees of the Funds considered the performance of the Funds to be reorganized, please provide a bullet point to the fourth paragraph of the section “Summary—Background and Reasons for the Proposed Reorganization” to that effect and make a corresponding addition to the “Information About the Reorganization—Reasons for the Reorganization” section.

Response 7	The Funds have revised the Combined Prospectus/Proxy Statement to address the requested disclosure.

Comment 8

With respect to the BlackRock Inflation Protected Bond Portfolio Registration Statement only, in the second paragraph of the “Summary—Investment Objectives and Principal Investment Strategies—Comparison” section, please describe the risks associated with each difference noted or  provide a cross reference to the “Comparison of the ML Fund and the BlackRock Fund—Principal and Other Investment Risks” section.

Response 8	The Fund has added the requested cross-reference.

Comment 9

In the footnotes to the Fees and Expenses tables in the “Summary—Fees and Expenses” section for Funds that have a voluntary waiver, please add disclosure that such waivers may be canceled or discontinued at any time.

Response 9	The Funds have added the requested disclosure.

Comment 10

With respect to the BlackRock Inflation Protected Bond Portfolio only, in the Example in the Fees and Expenses—ML Fund Class B Shares into BlackRock Fund Investor B Shares table in the “Summary—Fees and Expenses” section, please review and correct, if necessary, the 5 year expense number for each of the BlackRock Fund Investor B Shares and the BlackRock Fund Investor B Shares—Pro Forma Combined.

Response 10	The Fund has corrected the CDSC in year 5 from 1% to 2%, thus no revisions to the expense numbers are necessary.

Comment 11

In the second paragraph of the “Comparison of the ML Fund and the BlackRock Fund—Investment Advisory Agreements—ML Fund” section, please add the date of the relevant shareholder report in which a discussion regarding the basis for the approval of the advisory agreement is available and if such report is accompanying or otherwise available to shareholders.

Response 11	The Funds have added the requested disclosure.

Comment 12

In fifth paragraph of the “Comparison of the ML Fund and the BlackRock Fund — Investment Advisory Agreements—BlackRock Fund” section, please add the date of the relevant shareholder report in which a discussion regarding the basis for the approval of the advisory agreement is available and if such report is accompanying or otherwise available to shareholders.

Response 12	The Funds have added the requested disclosure.

Comment 13

In the “Comparison of the ML Fund and the BlackRock Fund—Purchase, Exchange, Redemption and Valuation” section, please disclose any differences between the valuation methods of the ML Fund and the BlackRock Fund and disclose the impact of any such differences on the net asset value of the Funds. If there are no differences in the valuation methods of the ML Fund and the BlackRock Fund, so state.

Response 13	There are no significant differences between the valuation methods of the Funds and it is not expected that there will be a material impact on the net asset value of the Funds.

Comment 14

In the last sentence of the first paragraph in the “Information About the Reorganization—Expenses of the Reorganization” section, if securities are expected to be sold, please disclose that shareholders of each fund will pay brokerage expenses of securities sold in the normal course of business prior to the Reorganization.

Response 14	The Funds have added the requested disclosure.

Comment 15

In connection with the issuance of newly created classes of shares, please supplementally explain whether the Funds plan to have a prospectus separate from the Combined Prospectus/Proxy Statement included in the Registration Statements for such newly created shares.

Response 15

The newly created classes of shares to be issued in connection with the Reorganization have been duly authorized by the Board of each Fund and will be created prior to the closing of the Reorganization by the filing of appropriate documents in the state in which the Fund is organized.  A post-effective amendment to the Registration Statement on Form N-1A of each Fund issuing new classes of shares providing all required information about the new classes of shares, will have been filed with the Commission and will be effective prior to the issuance of any shares of any of the new classes.

Comment 16

In each of the Fees and Expenses Tables which show expenses for newly created classes of shares in the “Summary—Fees and Expenses” section, please add a footnote indicating that such newly created class of shares will not be available for purchase after the reorganization (except for the reinvestment of dividends, if applicable) and that if shareholders would like to purchase additional shares of a similar class, such shares will be subject to different fees and expenses from the ML Fund. In addition, please add disclosure that shareholders should obtain and read the prospectus for such class of shares.

Response 16	The Funds have added the requested disclosure.

Comment 17

In the second paragraph of the “Comparison of the ML Fund and the BlackRock Fund—Purchase, Exchange, Redemption and Valuation of Shares—Exchanging Shares” section, please disclose under what circumstances a shareholder exchanging shares would receive shares subject to different fees and expenses from the ML Fund.

Response 17	The Funds have added the requested disclosure.

Comment 18

In the sixth bullet point in the first paragraph of the “Information About the Reorganization—Reasons for the Reorganization” section, the disclosure states that “shareholders will have substantially the same services available…” after the merger.  Please add disclosure describing how such shareholders enrolled in such automatic investment plan are expected to be affected; and, if such shareholders will be automatically enrolled to purchase a class of shares with different fees and expenses, then add disclosure about such fees and expenses.

Response 18

The Funds have added the requested disclosure in the “Comparison of the ML Fund and the BlackRock Fund—Purchase, Redemption, Exchange and Valuation of  Shares” and the “Continuation of Shareholder Accounts and Plans; Share Certificates” sections of the Combined Prospectus/Proxy Statement and a cross reference to those sections has been added to the bullet point referenced.

Comment 19

With respect to the BlackRock U.S. Government Income Portfolio only, in the “Summary—Investment Objectives and Principal Investment Strategies —Comparison” section, please disclose the different maturity ranges of securities in which each of the BlackRock Fund and the ML Fund invest.  In addition, disclose any risks of this difference in the funds’ investment policy, if any. In addition, disclose any risks as a result of the BlackRock Fund’s policy of investing only in the “highest rated securities.”

Response 19	The Funds have provided the requested disclosure regarding maturities and does not believe any additional disclosure is necessary regarding “highest rated securities.”

Comments to the Pro Forma Financial Statements included in all Registration Statements (unless specifically noted)

Comment 20

In each of the Pro Forma Portfolio of Investments, the Pro Forma Statement of Assets and Liabilities and the Pro Forma Statement of Operations, please include “BlackRock Fund” on the “Pro Forma Combined Fund” column.

Response 20	The Funds have added the requested disclosure.

Comment 21	In the Pro Forma Portfolio of Investments, please expand the futures contract footnote or include in the notes to the Pro Forma Financial Statements a schedule of the open futures contracts.

Response 21	The Funds have added the requested disclosure.

Comment 22	In the Pro Forma Portfolio of Investments, in the footnote about investments in companies considered to be an affiliate of the Fund, please mark the appropriate securities in the list of portfolio securities or state that such securities are no longer owned by the Fund.

Response 22	The Funds have marked each security in the portfolio of investments which is held by an affiliate of the Fund.

Comment 23	In the Pro Forma Statement of Operations, please supplementally explain why there are adjustments made to BlackRock “Expenses” for classes of shares which are not affected by a reorganization.

Response 23

There are pro forma expense adjustments made to classes of shares which are not affected by a reorganization because the column with expenses before pro forma adjustments reflects historical expense information and does not reflect the new BlackRock Funds expense structure effective on February 1, 2006.

Comment 24

With respect to the BlackRock Inflation Protected Bond Portfolio only, in the Pro Forma Statement of Operations, please add the note that corresponds to footnote 11 in the “Expenses—Less custodian fees waived” line in the Pro Forma Adjustments column.

Response 24	Footnote 11 was removed from the Pro Forma Statement of Operations.

Comment 25	In the Pro Forma Statement of Operations, please revise the “Realized and unrealized gain on investment” section to provide the same breakdown between the ML Fund and the BlackRock Fund.

Response 25	The Funds have included the requested line items so that the ML Fund and BlackRock Fund have a consistent presentation of realized and unrealized gains in each Pro Forma Statement of Operations.

Comment 26

In the Pro Forma Portfolio of Investments, please provide the following information regarding “Restricted securities”: (i) the date of acquisition and (ii) the cost.  In addition, in the notes to the financials statements, please provide a statement regarding how restricted securities are valued.

Response 26	The Funds did not hold any restricted securities at the reporting date so the additional information and the valuation statement have not been provided.

Comment 27	In the Pro Forma Statement of Assets and Liabilities, please add a line item or a footnote for the “Market value of any securities on loan” in the “Assets” section.

Response 27	The Funds have provided the requested information parenthetically in each Pro Forma Statement of Assets and Liabilities.

Comment 28	In the Pro Forma Portfolio of Investments, please note securities on loan and securities as collateral for loans.

Response 28	The Funds have identified the securities on loan in each Pro Forma Portfolio of Investments.

Comment 29	In the Pro Forma Statement of Assets and Liabilities, please provide footnotes about open interest rate transactions and forward contracts, and a roll-forward schedule of the options.

Response 29	The Funds have added the requested disclosure.

Comment 30

With respect to the BlackRock High Yield Bond Portfolio only, please supplementally explain to what the line item “Beneficial Interest” in the amount of $598,612 for the ML Fund in the Pro Forma Statement of Operations refers.

Response 30	The line item “beneficial interest” represents income earned as a result of the reorganization of a portfolio holding and has been included in interest income in the Pro Forma Statement of Operations.

Comment 31

Please supplementally state whether the line items “Interest expense” and, where applicable, “Short sale expense” and the corresponding amounts as shown in the Pro Forma Statement of Operations have been factored into the “Net Operating Expenses” in each of the Fees and Expenses Tables in the “Summary—Fees and Expenses” section of each Combined Prospectus/Proxy Statement.”

Response 31	Interest expense and short sale expense have been factored into the “Net Operating Expenses” in each of the Fees and Expenses Tables.

Additional Comments

                Thank you for your additional telephonic comments on June 2, 2006 regarding the four Registration Statements.  As with the comments received on May 24, 2006, on behalf of the Funds, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments.  Unless otherwise indicated, all comments and responses apply to all of the Funds’ Registration Statements. Where changes were necessary in response to your comments, they are reflected in Pre-Effective Amendment No. 1 to each Fund’s Registration Statement on Form N-14, which will be filed with the Commission pursuant to the General Rules and Regulations via EDGAR on or about June 15, 2006.

Comment 32

In the “Summary” section, please add additional disclosure regarding (i) the ability for shareholders to exchange shares between BlackRock Funds and ML Funds and (ii) the additional distribution channels, if any, through which shareholders will be able to purchase shares as a result of the transaction between BlackRock and MLIM.

Response 32	The Funds have added the requested disclosure.

Comment 33

Pursuant to Item 3(c) of Form N-14, please discuss immediately after the summary the principal risk factors of investing in the registrant and briefly compare these risk factors with those associated with an investment in the company being acquired.

Response 33	The Funds have added the requested disclosure.

*               *                *

In connection with the effectiveness of the Registration Statements, each of the Funds acknowledges that the disclosure included in the Registration Statements is the responsibility of the Funds.  Each of the Funds further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statements does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statements; and that the Funds will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Should you have any questions concerning our responses to your comments, please direct them to me at (312) 407-0863.

Sincerely,

/s/ Charles B. Taylor